February 13, 2019

Nicole S. Stokes
Executive Vice President and Chief Financial Officer
Ameris Bancorp
310 First Street, S.E.
Moultrie, GA 31768

       Re: Ameris Bancorp
           Registration Statement on Form S-4
           Filed February 12, 2019
           File No. 333-229626

Dear Ms. Stokes:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services
cc:    Jody L. Spencer, Esq.